Exhibit 17.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by RELX Capital Inc., a wholly owned subsidiary of RELX PLC, is unconditionally and fully guaranteed by RELX PLC:

$700M 3.500% Notes due 2023;

€600M 1.300% Notes due 2025;

$950M 4.000% Notes due 2029;

$750M 3.000% Notes due 2030;

$500M 4.750% Notes due 2032.